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                                                                      EXHIBIT 99


                                RALL-FOLKS, INC.

                 NOTICE OF SPECIAL MEETING OF THE SHAREHOLDERS

                        TO BE HELD________________, 1997


To:     The Shareholders of Rall-Folks, Inc., being:

                        Richard W. King
                        Richard J. Pratt


        Notice is hereby given that a special meeting of the shareholders of Rall-Folks, Inc. a Georgia corporation (the "Corporation"), will be held at the offices of the Corporation, 6131 Peachtree Parkway, Norcross, Georgia 30092 on _______________, 1997, commencing at ________a.m., local time.

        The purpose of the meeting is to approve the sale of substantially all of the assets of the Corporation (the "Sale").

        Each holder of record of common stock of the Corporation at the close of business on (day before the first notice is delivered to the shareholders - 14-2-705(d), 1997 is entitled to receive notice of this Special Meeting of Shareholders, and only those holders of common stock of record on (same date:
14-2-705), 1997 will be entitled to vote at the Special Meeting of Shareholders and any adjournment thereof. Shareholders of the Corporation are or may be entitled to dissenters' rights under Article 13 of the Georgia Business Corporation Code.

        Accompanying this notice are the following:

        (i)     a copy of Article 13 of the Georgia Business Corporation Code;

        (ii) a copy of that certain Amended and Restated Purchase Agreement dated as of May 14, 1997 by and between the Corporation and Checkers Drive-In Restaurants, Inc. ("Checkers") (the "Purchase Agreement") which describes the terms and conditions of the Sale; and

        (iii)   a Prospectus provided by Checkers relating to the Sale.

        By order of the Board of Directors.


                                                        Richard King, Secretary


        November ______, 1997


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                       GEORGIA BUSINESS CORPORATION CODE
                         ARTICLE 13. DISSENTERS' RIGHTS
             PART 1. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

         14-2-1301 DEFINITIONS.--As used in this article, the term:

         (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

         (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

         (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

         (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

         (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

         (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

         (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

         (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Last amended by Act 526, L.'93, eff. 7-13-93.)

         14-2-1302 RIGHT TO DISSENT--(a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

         (1) Consummation of a plan of merger to which the corporation is a party:

         (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

         (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

         (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

         (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

         (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

         (A) Alters or abolishes a preferential right of the shares;

         (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

         (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

         (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

         (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

         (F) Cancels, redeems, or repurchases all or part of the shares of the class;

         (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of



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directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

         (b) a shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

         (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

         (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held (2) corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

         (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Last amended by Act 567, L.'89, eff. 7-1-89.)